CERTIFICATE

State of Oregon

OFFICE OF THE SECRETARY OF STATE
Corporation Division

I, BILL BRADBURY, Secretary of State of Oregon, and Custodian of the Seal
of said State, do hereby certify:

That the attached copy of the

Articles of

Amendment

filed on

June 6, 2003

for

GL GOLD, INC.

changing the name to

OREGON GOLD, INC.

is a true copy of the original document
that has been filed with this office.



In Testimony Whereof, I have hereunto set
my hand and affixed hereto the Seal of the
State of Oregon.

BILL BRADBURY, Secretary of State

By

Heather S. Davis

June 6, 2003

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

GL GOLD, INC.

FILED
JUN 06 2003
OREGON
SECRETARY OF STATE

The undersigned, being the President and sole officer of GL Gold, Inc., an Oregon corporation ("Corporation"), hereby certifies that by unanimous consent of the Board of Directors dated June 3, 2003 and the written consent dated June 3, 2003 of the stockholders of the corporation, this certificate of amendment of the articles of incorporation has been approved and adopted and that it shall be filed upon the discretion of the officers of this Corporation. In the matter of approving this amendment to the articles of incorporation, there are 100 shares of common stock issued and outstanding, the only class of securities that are issued and outstanding and entitled to vote on this matter, and all such issued and outstanding shares of common stock approved the amendment to the articles of incorporation.

This amendment shall be effective upon its receipt for filing with the Secretary of State of the State of Oregon.

The Articles of Incorporation of the Corporation are hereby amended to change "Article 1", to change the name of the corporation from "GL Gold, Inc." to "Oregon Gold, Inc."

The undersigned hereby certifies that he has on this 4th day of June, 2003 executed this Certificate of Amendment to the Articles of Incorporation heretofore filed with the Secretary of Oregon.

Mitchell Geisler, President

H006/6/03

97979.1

130971-91

126/#48 #25

ARTICLES OF INCORPORATION
BUSINESS CORPORATION

FILED

FEB 1 8 2003

OREGON
SECRETARY OF STATE

ARTICLE 1

The name of the corporation is: **GL Gold, Inc.**

ARTICLE 2

The number of shares of common stock the Corporation is authorized to issue is 100,000,000.

ARTICLE 3

The name of the initial registered agent is: Business Filings Incorporated, 3533 Fairview Industrial Drive SE, Salem, Oregon 97302-1155. Located in the county of Marion.

ARTICLE 4

The Division may mail notices to: 3533 Fairview Industrial Drive SE, Salem, Oregon 97302-1155. Located in the county of Marion.

ARTICLE 5

The name and address of the incorporator is: Business Filings Incorporated, Mark Schiff, AVP, 8025 Excelsior Dr., Suite 200, Madison, WI 53717.

ARTICLE 6

The name and address of the initial director of the corporation is:

Mitch Geisler, 141 Adelaide Street West #1004, Toronto, Canada M5H3L5



_____
Business Filings Incorporated, Incorporator
Mark Schiff, AVP

Dated: February 13, 2003

Person to contact about this filing is Tosan Ogedengbe, (608) 827-5300